Exhibit 19

Grown Rogue Files Amended and Restated Q1 Financial Statements
and Management Discussion and Analysis

Medford, Oregon, April 16, 2021 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), announces the filing of amended and restated unaudited condensed interim consolidated financial statements (“Refiled Financial Statements”) and Management Discussion and Analysis (“Refiled MD&A”) for the three months ended January 31, 2021 and 2020.

The adjustments caused Cash Margin2 to change from 73%, as previously reported, to 66%, and Adjusted EBITDA1 to change from negative $21,684, as previously reported, to positive earnings of $5,907.

The Company adjusted expenses capitalized into biological assets and inventory, and related cost of sales, realized fair value amounts included in inventory sold, and unrealized gain in the growth of biological assets.

The Company also reduced a right-of-use asset and associated lease liability for a leased property by approximately $80,000, based upon corrections to future lease payment amounts.

These corrections are described in Note 2 to the Refiled Financial Statements, filed on Sedar on April 16, 2021.

The impacts to the amended and restated unaudited condensed interim consolidated statement of financial position at January 31, 2021 are summarized below.

	As previously
As at January 31, 2021	reported ($)	Adjustment	As restated ($)
Biological assets (Note 4)	216,191	4,790	220,981
Inventory (Note 5)	896,078	74,856	970,934
Total current assets	2,708,717	79,646	2,788,363
Right-of-use assets (Note 9)	867,928	(79,760)	788,168
Total assets	5,705,203	(114)	5,705,089

Current portion of lease liabilities (Note 9)	175,662	8,084	183,746
Total current liabilities	4,706,314	8,084	4,714,398
Lease liabilities (Note 9)	740,731	(88,922)	651,809
Total liabilities	7,262,449	(80,838)	7,181,611

Accumulated deficit	(20,394,729)	80,724	(20,314,005)
Total equity	(1,557,246)	80,724	(1,476,522)

The impacts to the amended and restated unaudited condensed interim consolidated statements of loss and comprehensive loss for the three months ended January 31, 2021 are summarized below.

Three months ended January 31, 2021	As previously reported ($)	Adjustment	As restated ($)
Cost of finished cannabis inventory sold (Note 5)	388,933	81,621	470,554
Gross profit, excluding fair value items	578,099	(81,621)	496,478
Realized fair value amounts in inventory sold	173,598	(4,270)	169,328
Unrealized fair value gain (loss) on growth of biological assets (Note 4)	124,311	62,495	186,806
Gross profit	280,190	(139,846)	140,344

Amortization of property and equipment (Note 10)	124,381	(94,414)	29,967
Amortization of right-of-use assets (Note 9)	48,605	(40,417)	8,188
General and administrative (Note 20)	752,478	(85,739)	666,739
Total expenses after gross profit	1,267,256	(220,570)	1,046,686
Loss from operations	(987,066)	80,724	(906,342)

Net loss	995,789	(80,724)	915,065
Net loss attributable to:
Shareholders	(1,000,685)	80,724	(919,961)

Total comprehensive loss	(1,071,723)	80,724	(990,999)
Total comprehensive loss attributable to:
Shareholders	(1,076,619)	80,724	(995,895)

The Refiled MD&A reflects updates to references to conform to the values provided in the Refiled Financial Statements in various sections, including sections entitled Results of Operations, Summary of Quarterly Results, and Liquidity, which include references to affected expenses and net loss for the three months ended January 31, 2021.

NOTES:

1.

The Company’s “Adjusted EBITDA” is a non-IFRS measure used by management that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. The Company defines Adjusted EBITDA as the Company’s net income (loss) for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove transaction costs, stock-based compensation expense, accretion expense, gain (loss) on derecognition of derivative liabilities and the effects of fair-value accounting for biological assets and inventory. The Company believes that this is a useful metric to evaluate its operating performance. The following is a reconciliation of the Company’s net income (loss) to Adjusted EBITDA.

2.

The Company has provided Cash Margin Analysis to demonstrate the methodology for calculating its non-IFRS production cost and margin metrics. Cash production costs of Grown Rogue products is calculated by taking the cost of finished cannabis inventory sold and deducting non-cash production costs, packaging and distribution costs, inventory write-offs and adjustments, and cost of products purchased from other Licensed Producers that were sold. Cash cost of sales per gram of dried cannabis sold is calculated by taking cash production costs of Grown Rogue products by total grams of dried cannabis sold in the period. Management believes these measures provide useful information as they remove noncash amortization and packaging costs and provide a benchmark of the Company against its competitors.

NON-IFRS FINANCIAL MEASURES

Cash production costs of Grown Rogue products, EBITDA and Adjusted EBITDA are non-IFRS measures and do not have standardized definitions under IFRS. The Company has also provided unaudited pro-forma financial information, which assumes that closed and pending mergers and acquisitions in 2020 are included in the Company’s financial results as of the beginning of the quarterly and annual periods in 2020. The Company has provided the non-IFRS financial measures, which are not calculated or presented in accordance with IFRS, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS. These supplemental non-IFRS financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-IFRS financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-IFRS financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the IFRS financial measures presented herein. Accordingly, the following information provides reconciliations of the supplemental non-IFRS financial measures, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS.

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a vertically integrated, multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning grow team, state of the art indoor and outdoor manufacturing facilities, and consumer insight based product categorization, to create innovative products thoughtfully curated from “seed to experience.” The Grown Rogue family of products include sungrown and indoor premium flower, along with nitro sealed indoor and sungrown pre-rolls and jars.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

SAFE HARBOR STATEMENT

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Investor Relations Desk Inquiries

invest@grownrogue.com

(458) 226-2100

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